ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

MAP II (HR-10)

Supplement dated August 20, 2007 to the Contract Prospectus and
Statement of Additional Information, each dated April 30, 2007

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus and SAI for future reference.

1. Effective July 30, 2007, the National Association of Securities Dealers, Inc. (NASD) was consolidated into the Financial Industry Regulatory Authority (FINRA). Accordingly, all references in your Contract Prospectus and SAI to the National Association of Securities Dealers, Inc. and NASD are deleted and replaced with the Financial Industry Regulatory Authority and FINRA, respectively.

2. Effective October 1, 2007, the principal executive office of ING Life Insurance and Annuity Company, the issuer of your variable annuity contract, and ING Financial Advisers, LLC, the principal underwriter and distributor of your variable annuity contract, is changed to the following:

    One Orange Way
    Windsor, CT 06095-4774

    Accordingly, effective October 1, 2007, all references to these executive offices in your Contract Prospectus and SAI are changed to the above address.

    In addition, effective September 4, 2007, the address for sending administrative requests regarding your contract is changed to the following:

    ING
    USFS Customer Service Defined Contribution Administration
    P.O. Box 990063
    Hartford, CT 06199-0063

    You should send all future administrative requests to this address. Accordingly, also effective September 4, 2007, all references to any different administrative address in your Contract Prospectus and SAI are changed to the above address.